OROKII, INC

Financial Statements

December 31, 2022

RAM ASSOCIATES, CPAS

3240 East State Street Ext,
Hamilton, NJ 08619
Phone: (609) 631-9552/53
Fax: (888) 319-8898
email: pkram@ramassociates.us
www.ramassociates.cpa

OROKII INC

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder's
of Orokii, Inc.

Opinion

We have audited the accompanying financial statements of Orokii, Inc (a Delaware Corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orokii, Inc as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orokii, Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orokii, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orokii, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Orokii, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ram Associates

Hamilton, NJ

June 29, 2023

Hamilton, New Jersey

OROKII INC

Balance Sheet

December 31, 2022

ASSETS

Current assets:		
Cash	$	826
Total current assets		826
Fixed assets		958
Other assets		529,368
TOTAL ASSETS	$	531,152

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Other current liabilities	$	26,213
Total current liabilities		26,213
Long-term liabilities:		
Loan from stockholder		122,543
Total current and long-term liabilities		148,756
Stockholder's equity:		
Common stock, $0.00001 par value; 10,000,000 authorized,		
581,000 shares issued and outstanding		6
Additional paid-in capital		585,445
Accumulated deficit		(203,055)
Total stockholder's equity		382,396
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	531,152

OROKII INC

Statement of Operations

For The Year Ended December 31, 2022

Operating expenses

Research and development	$	20,395
Selling, general and administrative		62,908
Net loss before other expenses		(83,303)

Other expenses

Interest expenses		(1,806)
Total other expense		(1,806)
Operating loss before income tax		(85,109)
State taxes		(2,635)
Net loss	$	(87,744)

OROKII INC

Statements of Changes in Stockholder's Equity

For The Year Ended December 31, 2022

	Common stock		Additional paid-up capital	Accumulated deficit	Total stockholder's equity
	Number of shares	Amount			
Balance at December 31, 2021	581,000	$ 6	$ 585,445	$ (115,311)	$ 470,140
Net loss				(87,744)	(87,744)
Balance at December 31, 2022	581,000	$ 6	$ 585,445	$ (203,055)	$ 382,396

- see accompanying notes to financial statements -

-4-

OROKII INC

Statements of Cash Flows
For The Year Ended December 31, 2022

Cash flows used for operating activities:

Net loss $ (87,744)

Adjustments to reconcile net loss to net
cash used in operating activities:

Changes in operating assets and liabilities:

(Increase)/Decrease in Current Asset	215
Increase /(Decrease) in Other current liabilities	23,213
Total Adjustments	23,428
Net cash used in operating activities	(64,316)

Cash flows from investing activities

Purchase of fixed assets	(958)
Increase in software development	(30,949)
Net cash used in investing activities	(31,907)

Cash flows from financing activities:

Increase in loan from shareholder	94,543
Net cash provided by financing activities	94,543

Net decrease in cash and cash equivalents (1,680)

Cash and cash equivalents

Cash at the begining of the year	2,506
Cash at the end of the year	$ 826

Supplemental disclosure of cash flows information
Cash paid during the year for:

Interest	$ 1,806
Income taxes	2,635

1. Nature of Business

Orokii, Inc. (the Company) is a Fintech startup Company developing a peer-to-peer (P2P) mobile payments solution, incorporated in the year 2020 under the jurisdiction of the State of Delaware. The Orokii peer-to-peer (P2P) payment mobile app will enable users to send money to friends and families in the US (domestic) or cross-border (international). Additionally, users will have the ability to request money from friends and families within the US and cross-border. Small and medium-sized enterprises (SMEs) can use the platform to pay invoices domestically and internationally. Capabilities that allow users to donate to not-for-profit organizations, bill pay at restaurants, and rideshares, including the ability to split a bill among friends, will be available in future releases.

Orokii will derive its revenue from international payments transaction fees and Foreign Exchange (FX) markup. Additionally, some domestic transactions (for example, money transfers to a user's bank account) will incur transaction fees. Orokii will serve as a sending and receiving anchor (anchors are the on/off ramps of the Stellar network) on the Stellar Blockchain network. Orokii develops it's Know-Your-Customer (KYC) capability using data from The Office of Foreign Assets Control (OFAC), Specially Designated Nationals And Blocked Person List (SDN), and Politically Exposed Person (PEP) data from the Central Intelligence Agency (CIA). The KYC capability includes identity verification using government-issued documents such as driver's license, passport, or other acceptable identification documents. Furthermore, continuous monitoring is part of the BSA/AML compliance program. The Orokii platform monitors transactions and material changes in a user profile or transactions activity (amount, volumes, frequencies), account information changes (address, phone, email), monitors ACH return rates, and refreshes due diligence on customer information. Orokii has strong security controls, including two-factor authentications, monitoring of login footprints to protect against the risks of user account hijacks or takeovers.

The Company's business continues to be in the early commercialization stage and is focused on the continued development of The Orokii peer-to-peer (P2P) payment mobile app. The completion of these latter stages will be subject to the Company's receiving additional funding in the future. The shareholder continues to fund the operations of the business and can guarantee funding until commercialization of the business.

2. Summary of Significant Accounting Policies

a) Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"); consequently, revenue is recognized when services are rendered, and expenses reflected when costs are incurred.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. As a result, the actual result could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

c) Revenue Recognition

The Company recognize revenue in accordance with the Accounting Standard Codification 606 "Revenue Recognition." The Company recognizes revenues as they transfer control of deliverables (products, solutions, and services) to its customers in an amount reflecting the consideration to which it expects to be entitled. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

The Company will derive its revenue from international payments, transaction fees and Foreign Exchange (FX) markup. Additionally, some types of domestic transactions (for example, money transfer to a user's bank account) will incur transaction fees. The Company has not generated revenue from the date of inception till December 31, 2022. Orokii app was released in October 2022 for performance and accessibility testing.

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. The Company maintains cash balances, which may exceed federally insured limits. The Company does not believe that this results in any significant credit risk. At times, the balance in the account may be in excess of the FDIC limit of $250,000 insurance limits. As of December 31, 2022, the cash and cash equivalent balance was $ 826.

e) Accounts receivable

The Company has not yet commercialized any products for sale. The Company has not generated revenue for the year ended December 31, 2022.

f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Furniture and equipment are depreciated on a straight-line basis over the useful lives of the assets as follows:

Computers	3-5 years
Office equipment	5-7 years

The Company charges repairs and maintenance costs that don't extend the lives of the assets to expenses as incurred and the asset cost of $ 1,000 or less to expense in the year of purchase.

g) Capitalized software development costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility at the point which product reaches beta (testing for errors and usability of interface). Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized in accordance with ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," if material. To date, software development costs of $ 529,368 have been capitalized.

h) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash in financial institutions with high credit quality. At times, such cash may be in excess of the FDIC insurance limits.

i) Income taxes

Income taxes have been provided for using an assets and liability approach in which deferred tax assets and liabilities are recognized for the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets when, based on available evidence, it is not "more-likely-than-not" that a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rate and laws. Income Taxes are generally subject to examination by tax authorities. Since the Company has not started generating revenue, management believes it is more likely than not that the deferred tax assets, if recorded, will not be fully realizable. The Company files income tax returns in the U.S Federal jurisdiction, and in the State of New Jersey.

The Company is generally subject to U.S. Federal, State and local examinations by tax authorities for the past three years.

j) Advertising Costs

The Company expenses advertising cost as incurred. Advertising expense for the year ended December 31, 2022, was $17,938.

3) New accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. This guidance is effective for all entities upon issuance on March 12, 2020, and may be applied through December 31, 2022. The expedients and exceptions in this guidance are optional, and the Company is evaluating the potential future financial statement impact of any such expedient or exception that it may elect to apply as the Company evaluates the effects of adopting this guidance on its financial statements.

4) Litigation and contingencies

The Company is not involved in any action, arbitration and/or other legal proceedings that it expects to have a material adverse effect on the business, financial condition, results of operations or liquidity of the Company. All legal costs are expensed as incurred.

5) Lease commitments

The Company do not have any lease commitments. The shareholder operates the Company activities from his home office. Lease expenses for the year ended December 31, 2022, were $Nil.

6) Loan from Shareholder

The Company has an interest free unsecured loan from Shareholder in the amount of $122,543 as on December 31, 2022. There are no stated repayment terms for the loan.

7) **Subsequent event**

For the year of December 31, 2022, the Company has evaluated subsequent events for potential recognition and disclosure through June 29, 2022, the date the financial statements were available for issuance. No reportable subsequent events have occurred through June 29, 2023, which would have a significant effect on the financial statements as of December 31, 2022, except as otherwise disclosed.